Greensfelder, Hemker & Gale, P.C.
2000 Equitable Building
10 South Broadway
St. Louis, MO 63102

T: 314-241-9090
F: 314-241-8624
www.greensfelder.com

            Phillip R. Stanton
     Direct Dial (314) 345-4738
       Main Fax (314) 241-8624
E-mail prs@greensfelder.com

January 14, 2011

Mr. Daniel Duchovny
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549-3628

Re:	Todd Shipyards Corporation Schedule 14D-9 Filed December 30, 2010 File No. 005-30447

Dear Mr. Duchovny:

This letter is provided on behalf of Todd Shipyards Corporation (the “Company”) in response to your letter of January 11, 2011 providing comments regarding Amendment No. 1, filed on January 10, 2011 (“Amendment No. 1”), to the Company’s Schedule 14D-9, originally filed on January 10, 2011 (as amended, the “Schedule”).    For convenience, your comments have been restated and appear in italics.  Capitalized terms not otherwise defined, have the meaning set forth in the Schedule.

Schedule 14D-9

Additional Information – Certain Company Projections, page 33.

1.	We reissue prior comment 2. Please provide the reconciliation required by Regulation G or your detailed legal analysis explaining why you do not believe such compliance is required.

Response: We have addressed your comment by amending “Item 8. Additional Information – Certain Company Projections” to provide reconciliations of adjusted operating income, non-operating income / (expense) and adjusted EBITDA.  These three measures constitute all of the non-GAAP measures presented in the Projections.

Please direct any comments you have regarding this filing to the undersigned at the phone number, email address, or fax number indicated above.

Very truly yours, GREENSFELDER, HEMKER & GALE, P.C. By /s/ Phillip R. Stanton Phillip R. Stanton